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            MENTOR GRAPHICS TENDER OFFER FOR QUICKTURN DESIGN SYSTEMS
                            EXTENDED TO DECEMBER 21

    -- SHARES TENDERED, TOGETHER WITH THOSE ALREADY OWNED BY MENTOR, REPRESENT
                      56.0 PERCENT OF QUICKTURN'S SHARES --

WILSONVILLE, OR, DECEMBER 1, 1998 -- Mentor Graphics Corporation (Nasdaq:
MENT) today announced that it has extended its $12.125 per share cash tender offer for all outstanding shares of the common stock of Quickturn Design Systems, Inc. (Nasdaq: QKTN) to 12:00 Midnight, New York City time, on Monday, December 21, 1998, unless extended.

As of 12:00 Midnight, New York City time, on November 30, 1998, 9,547,349 shares of Quickturn common stock had been validly tendered into the Offer, which, together with the 591,500 shares already owned by Mentor, represents approximately 56.0 percent of Quickturn's outstanding common stock (based upon 18,077,059 shares outstanding as of October 31, 1998). The shares tendered represent 53.0 percent of the outstanding common stock.

As previously announced, the special meeting of Quickturn's stockholders called by Mentor was ordered adjourned by the Delaware Court of Chancery until December 11, 1998. The adjournment until December 11 is intended to provide time for the Court to decide the case and for Mentor and Quickturn to communicate the ruling to Quickturn's stockholders.

Mentor's Offer to Purchase, proxy solicitation materials and related documents are available on a Mentor World Wide Web site at http://www.mentorg.com/file.

The Dealer Manager for the Offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts: Anne M. Wagner                  Roy Winnick/Todd Fogarty
          Vice President, Marketing       Kekst and Company
          503/685-1462                    212/521-4800


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